SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐     No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

May 3, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

SME - Repurchase of own shares

On March 31, 2005, Smedvig asa repurchased 100,000 Class A shares at a price of NOK 119.30 per share and 50,000 Class B shares at a price of NOK 98.72. The Company’s holding of own shares after the transaction is 750,000 Class A shares and 1,553,500 Class B shares.

SME - Repurchase of own shares

On April 1, 2005, Smedvig asa repurchased 50,000 Class A shares at a price of NOK 121.96 per share. The Company’s holding of own shares after the transaction is 800,000 Class A shares and 1,553,500 Class B shares.

Smedvig announces first quarter 2005 earnings release date and teleconferance information.

In connection with the reporting of the first quarter 2005 results Thursday April 21, 2005, senior management will hold a teleconference at 17:00 Norwegian time (US 11:00 a.m. ET). The numbers to dial are:

International +1 706 634 1387, US (800) 374 0724. Please call 10 minutes prior to start time.

NEWS RELEASE

Smedvig secures modification contract on the Statfjord field

STAVANGER, Norway, April 13, 2005 — Smedvig has been awarded a letter of intent by Statoil for modification of the drilling facilities on Statfjord B and C on the Norwegian continental shelf. The contract, which is a part of Statoil’s late life development project of the Statfjord field, has a duration of approximately three and a half years. Commencement is scheduled for April 2005, and the estimated contract value is approximately NOK 600 million.

Smedvig’s engineering department, Smedvig Engineering, will carry out the modifications on Statfjord B and C. In addition to the Statfjord contract, Smedvig Engineering, is responsible for modification and upgrading of the drilling facilities and related systems on Gullfaks A, B and C, Veslefrikk, Ula, Valhall IP, Gyda and Ekofisk on the Norwegian continental shelf and on Shell’s 12 platforms on the UK continental shelf.

Smedvig has held the platform drilling contract on the Statfjord field since 1984 and will continue to carry out drilling operations on all three Statfjord platforms during the next four years.

Today, Smedvig employs approximately 1000 people within the business unit Well Services on the Norwegian continental shelf, which includes the approximately 200 people involved in the new Statoil contract.

Kjell E Jacobsen, CEO in Smedvig asa, says: “The new contract on the Statfjord field is a breakthrough for Smedvig’s activities within the upgrading and modification market on fixed installations. The contract is a long-term and solid contribution to Smedvig’s further development in this market”.

Analyst Contact:

Jim Dåtland, Investor Relations 90 57 61 20

Media Contact:

Kjell E Jacobsen, Chief Executive Officer + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering services and well intervention operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

A new rig project for Smedvig

STAVANGER, Norway, April 15, 2005 — Smedvig has entered into agreements with Eastern Drilling ASA to participate with a 10 percent ownership share in the company as well as construction supervision, marketing and operations management of a new 6th generation semi-submersible drilling unit.

The semi-submersible drilling rig will be constructed by Samsung Heavy Industries in South Korea. Total investment is estimated to US$ 550 million. The investment estimate includes all costs, delivered from the yard, exclusive operations preparations and mobilization. Smedvig’s 10 percent ownership share in Eastern Drilling is estimated to approximately US$ 30 million.

The construction supervision agreement will cover the construction period of the unit while the management and operations agreement, which has a ten-year duration, will cover the operating period, following the delivery of the rig. Both agreements are based on competitive market terms, and the management agreement includes an incentive arrangement.

The new rig will be the most advanced drilling unit ever built. The rig is designed with a dual derrick, dynamic positioning, a 6,000 tons variable deck load capacity and with a water depth capability up to 3,000 meters. The deepwater unit will be constructed for winter operations in northern areas. The unit has been designed with special environmental focus, minimizing the exposure to the environment. As a result, the rig will have a closed drainage system, dedicated slop tank for waste oil handling and tanks for treated cuttings.

The drilling rig will be ready for delivery from the yard in the fourth quarter 2007, and commencement of operations is scheduled for the first quarter of 2008. Marketing of the unit will start immediately and will cover all deepwater areas around the world.

The contract between Eastern Drilling and Samsung includes an option for an identical rig on similar terms and conditions, which has to be declared within 12 months from signing of the contract. The contract between Eastern Drilling and Smedvig also includes the optional rig.

The contracts are made subject to completion of the scheduled Eastern Drilling equity offering.

Kjell E Jacobsen, Chief Executive Officer in Smedvig asa says: “This contract is in line with Smedvig’s strategy of investing in advanced deep water drilling units that also can operate in harsh environments. Smedvig’s participation in this project demonstrates our long-term confidence in the drilling markets”.

Analyst Contact:

Jim Dåtland, Investor Relations Manager 90 57 61 20

Media Contact:

Kjell E Jacobsen, Chief Executive Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

Smedvig reports first quarter 2005 results

STAVANGER, Norway (April 21, 2005) — Smedvig today reported consolidated operating profit of NOK 69 million for the first quarter as compared to NOK 87 million in the previous quarter. The decrease is primarily attributable to lower utilization rate for the mobile units and reduced contribution from the platform drilling activities.

Net financial expenses for the first quarter was NOK 53 million as compared to NOK 23 million in the previous quarter. The increase was mainly caused by loss on currency forward contracts as opposed to a gain in the preceding quarter.

Net income for the first quarter was NOK 5 million as compared to NOK 143 million in the previous quarter.

Earnings per share were NOK 0.06 for the first quarter.

The Mobile Units incurred an operating loss of NOK 9 million as compared to an operating profit of NOK 1 million in the previous quarter. The reduction was mainly due to lower utilization as West Venture undertook five-year mandatory classification survey during the quarter. The overall utilization rate for the mobile unit fleet was 90 percent as compared to 91 percent in the previous quarter.

Operating profit from the Tender Rigs amounted to NOK 61 million as compared to NOK 54 million in the previous quarter. The increase reflects higher utilization for the tender rig fleet, averaging 94 percent in the first quarter as compared to 85 percent in the previous quarter.

Operating profit from Well Services amounted to NOK 17 million as compared to NOK 32 million in the previous quarter. The reduction reflects lower contribution from some of the platform drilling operations due to one-off events and lower margins for engineering services.

Analyst contact:

Jim Dátland, Investor Relations Manager +47 51 50 99 19

Media contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

1 quarter 2005

•	Improved operating profit for the tender rig division

•	Lower operating profit from the well services division

•	Operating profit for mobile units impacted by mandatory yard-stay

•	New three-year contract with Statoil for the semi-submersible rig West Alpha

•	New two-year deepwater contract for semi-tender West Setia for Murphy in Malaysia

•	Implementation of International Financial Reporting Standards (IFRS)

RESULTS

Consolidated revenues for the first quarter of 2005 amounted to NOK 894 million as compared to NOK 864 million for the fourth quarter. The increase was due to the increased revenues from the mobile units and well services divisions.

Operating profit for the quarter was NOK 69 million, NOK 18 million lower than for the preceding quarter. The decrease reflects reduced contribution from the mobile units and well services divisions.

Net financial expenses for the quarter was NOK 53 million as compared to NOK 23 million in the preceding quarter. The main reason for the increase was loss on currency forward contracts.

Income before income taxes was NOK 16 million for the first quarter down from NOK 64 million in the preceding quarter.

Income taxes for the first quarter was NOK 11 million as compared to an income of NOK 79 million in the previous quarter.

Net income for the quarter was NOK 5 million as compared to NOK 143 million in the preceding quarter.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 3,457 million as compared to NOK 3,282 million in the previous quarter. Cash and cash equivalent amounted to NOK 913 million as compared to NOK 746 million at the end of the fourth quarter 2004.

The consolidated accounts for Smedvig have with effect from January 1, 2005 been prepared in accordance with the International Financial Reporting Standards (IFRS). The comparative figures for 2004 have been prepared based on the same accounting principles. Amendments to the accounting principles following the introduction of IFRS are described in the note to the accounts, which in addition includes the reconciliation of the accounts from Norwegian General Accepted Accounting Principles (N GAAP) to IFRS. The presentation of the accounts is in accordance with the standard for Interim Financial Reporting and has been based on the accounting principles described in the annual report adjusted for the amendments to the accounting principles following implementation of IFRS.

BUSINESS UNITS

MOBILE UNITS

The utilization for the mobile units averaged 90 percent in the first quarter as compared to 91 percent in the preceding quarter. The operating loss was NOK 9 million down from an operating profit of NOK 1 million in the previous quarter. The decrease was in the main related to a mandatory yard-stay for West Venture.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field in Norway. In March, the unit undertook a three-week yard-stay for a mandatory five-year classification survey. West Venture has a firm contract with Norsk Hydro that extends until August 2006.

The fourth-generation semi-submersible rig West Alpha continued operations for Statoil on the Kristin field in the Norwegian Sea. In March, West Alpha was awarded a three-year contract by Statoil as leader of a consortium that includes Norsk Hydro, ENI and Shell. Commencement of the assignment is scheduled for February 2006 in direct continuation of the current contract with Statoil. This will keep West Alpha employed until February 2009.

The ultra-large jack-up West Epsilon continued operations for BP on the Valhall field in the Norwegian sector of the North Sea. The contract with BP extends throughout October 2005, but BP has options for a further 13 wells.

The ultra-deepwater drillship West Navigator continued drilling operations for Woodside offshore Mauritania in West Africa under a contract that extends to September 2005. West Navigator is thereafter slated for a two-year deepwater contract with Shell offshore Norway. The current contract portfolio is expected to keep the unit employed until fourth quarter 2007.

In April, Smedvig agreed to take on the responsibility for the construction supervision and management of a new sixth-generation semi-submersible unit that the Norwegian company Eastern Drilling ASA will build at the South Korean yard Samsung Heavy Industries. Smedvig also committed to take a 10 percent ownership interest in Eastern Drilling, however subject to the equity financing of Eastern Drilling ASA being completed. Eastern Drilling ASA has estimated the total investment for the rig to US$ 550 million with completion in South Korea scheduled in the fourth quarter 2007. Smedvig’s investment in the project is expected to be approximately US$ 30 million.

TENDER RIGS

The utilization for the tender rigs was 94 percent in the first quarter as compared to 85 percent in the preceding quarter. The higher utilization increased the operating profit from NOK 54 million to NOK 61 million.

In mid February, the tender barge T-3 commenced operations for Unocal in Thailand following a mandatory five-year classification survey and a short lay-up period. In Thailand, T-4 and T-7 continued their work for Unocal. In Malaysia, T-6 and Teknik Berkat worked for Petronas Carigali and T-9 performed drilling operations for ExxonMobil. In

II

mid January, the semi-tender West Alliance commenced operations under a new 12 months contract in Malaysia with Shell Sarawak. The semi-tender West Pelaut performed drilling operations for Shell in Brunei. In West Africa, the barge T-8 and semi-tender West Menang continued operations for Total in Congo.

In March, Smedvig was awarded a deepwater contract for the new self-erecting semi-tender West Setia that is under construction in Singapore. The assignment has a duration of approximately 800 days with commencement scheduled for September/October 2006. West Setia will drill production wells in combination with a Spar platform on the Kikeh field offshore Malaysia in 1,000 meters of water. The project will be the first ever where a tender rig is being employed for drilling from a Spar platform.

WELL SERVICES

The operating profit for the well services division for the first quarter was NOK 17 million down from NOK 32 million in the previous quarter. The decrease was due to higher costs resulting in a lower margin.

During the quarter, Smedvig performed operations for Statoil on the Statfjord A, B and C platforms, the Veslefrikk field as well as the Gullfaks A, B and C platforms. In April, Smedvig Engineering was awarded a contract by Statoil for the modification of the drilling facilities on Statfjord B and C. The work, which is a part of Statoil’s late life development project of the Statfjord field, has a duration of approximately three and a half years.

Smedvig continued operations for BP on the Ula and Valhall platforms and carried out drilling operations and maintenance work for Talisman Energy on the Gyda field.

On the UK Continental Shelf, Smedvig performed drilling and maintenance activities for Shell on several platforms including Brent B, Nelson and North Cormorant.

For the wireline operations in Norway the activity level remained sound and in line with previous average quarters. At the end of the quarter, the frame agreements with Statoil and Shell for wireline activities in Norway were extended by two years and 18 months, respectively.

PROSPECTS

In response to the growing demand for energy, the favorable market development for the oil service industry that started in the latter part of 2004 has continued in the first months of 2005. The worldwide offshore rig utilization that rose from 80 percent to 86 percent in 2004 has further increased to 89 percent and as a consequence, dayrates have accelerated for most offshore drilling units. In order to secure rig capacity, oil companies are now starting to offer long-term contracts. As a result of increased spending on exploration and production activities, the demand for the Company’s services in its primary markets are expected to be strong over the next years. Smedvig has currently all units on contract and employment has been secured for the new tender rig under construction. The backlog of drilling contracts is currently averaging 22 months for the mobile units, 17 months for the tender rigs as well as a satisfactory portfolio of well service contracts. The current contract coverage is believed to strengthen the Company’s financial position and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound with a promising market outlook for the Company’s services.

Stavanger, April 21, 2005

The Board of Directors

of Smedvig asa

SMEDVIG • 1 QUARTER 2005	III

IV

Accounts

Unaudited accounts in NOK mill.	4Q04	1Q05	1Q04
Revenues	302	318	243
Operating expenses	(248)	(266)	(203)
Depreciation	(53)	(61)	(52)
Operating profit	1	(9)	(12)

*	Excluding gains on sale of assets and reversal of write-down.

Accounts

Unaudited accounts in NOK mill.	4Q04	1Q05	1Q04
Revenues	236	237	214
Operating expenses	(153)	(148)	(134)
Depreciation	(29)	(28)	(35)
Operating profit	54	61	45

* Excluding gains on sale of assets.

Accounts

Unaudited accounts in NOK mill.	4Q04	1Q05	1Q04
Revenues	326	339	210
Operating expenses	(289)	(317)	(179)
Depreciation	(5)	(5)	(5)
Operating profit	32	17	26

SMEDVIG • 1 QUARTER 2005	V

Income Statements

Unaudited accounts in NOK mill.	4Q04	1Q05	1Q04	2004
REVENUE
Revenues	864	894	667	3,081
Gains on sale of assets				15
Total revenues	864	894	667	3,096
OPERATING EXPENSES
Personnel expenses	(447)	(470)	(327)	(1,464)
Operating expenses	(243)	(261)	(189)	(865)
Depreciation	(87)	(94)	(92)	(352)
Reversal of write-down				209
Total operating expenses	(777)	(825)	(608)	(2,472)
Operating profit	87	69	59	624
Interest income	4	4	3	11
Interest expense	(42)	(45)	(26)	(129)
Other financial items	15	(12)	(21)	28
Net financial items	(23)	(53)	(44)	(90)
Income before income taxes	64	16	15	534
Income taxes	79	(11)	19	32
Net income	143	5	34	566
Earnings per share	1.76	0.06	0.42	7.00
Diluted earnings per share	1.75	0.06	0.42	6.95

Balance Sheets

Unaudited accounts in NOK mill.	31.03.05	31.12.04	31.03.04
LONG - TERM ASSETS
Deferred taxes	170	164	26
Mobile units and tender rigs	6,317	6,081	5,637
Other tangible assets	128	128	132
Financial fixed assets	155	158	161
Total long-term assets	6,770	6,531	5,956
CURRENT ASSETS
Receiveables	1,070	985	768
Cash and cash equivalents	913	746	630
Total current assets	1,983	1,731	1,398
Total assets	8,753	8,262	7,354
SHAREHOLDERS’ EQUITY
Paid-in capital	2,540	2,541	2,546
Retained earnings	860	758	734
Total shareholders’ equity	3,400	3,299	3,280
LIABILITIES
Provisions	216	191	180
Long-term interest bearing debt	4,148	3,817	3,039
Current liabilities	989	955	855
Total liabilities	5,353	4,963	4,074
Total shareholders´ equity and liabilities	8,753	8,262	7,354

VI

Statement of Cash flows

Unaudited accounts in NOK mill.	3M05	2004	3M04
Net income (net loss)	5	566	34
Adjustment to reconcile net income to net cash
provided by operating activities
Reversal of write-down		(209)
Depreciation and expenses for periodic overhauls	118	435	108
Change in working capital	(39)	(205)	(50)
Net cash flow provided by operating activities	84	587	92
Net cash flow used in investing activities	(86)	(1,425)	(194)
Net cash flow provided by (used in) financing activities	155	608	(266)
Effect of exchange rate changes on cash and cash equivalents	14	(17)	5
Net decrease in cash and cash equivalents	167	(247)	(363)
Cash and cash equivalents - beginning of year	746	993	993
Cash and cash equivalents - end of period	913	746	630

Equity reconciliation

Unaudited accounts in NOK mill.	31.03.05	31.12.04	31.03.04
Equity - beginning of year	3,299	3,177	3,177
Net income for the period	5	566	34
Treasury shares	(27)	(69)	6
Dividend paid		(101)
Other equity adjustments	1	14	2
Foreign currency adjustments	122	(288)	61
Equity - end of period	3,400	3,299	3,280

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	3M05	2004	3M04
Consolidated net income in accordance with IFRS	5	566	34
Adjustment for US GAAP:
Share-based payment		14	2
Deferred taxes	5	(50)	(25)
Reversal of impairment charge		(209)
Other adjustments	2	12
Net income in accordance with US GAAP	12	333	11

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	31.03.05	31.12.04	31.03.04
Consolidated shareholders’ equity in accordance with IFRS	3,400	3,299	3,280
Adjustment for US GAAP:
Deferred taxes	(783)	(788)	(738)
Reversal of impairment charge		(209)
Other adjustments	4	2	(10)
Shareholders’ equity in accordance with US GAAP	2,621	2,304	2,532

SMEDVIG • 1 QUARTER 2005	VII

Key figures*

	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03
Operating margin (%)	8	10	16	17	9	20
Equity ratio (%)	39	40	47	44	45	40
Return on equity (%) (annualized)	1	17	33	14	4	34
Return on total capital (%) (annualized)	3	4	18	7	3	8
Earnings per share (NOK)	0.06	1.76	3.45	1.37	0.42	3.45
Interest coverage ratio	1.36	2.52	11.87	5.16	1.58	12.71

*	From 1Q 2004 restated to IFRS

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100 Equity ratio (%): (Equity/Total assets) * 100	Earnings per share (NOK): Net income/Average number of outstanding shares
Return on equity (%): Net income/Average equity Return on total capital (%): (Operating profit plus interest	Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses income)/Average total assets

Shareholder information

	1Q05	4Q04	3Q04	2Q04	1Q04	4Q03
Share price Class A shares	119	102	88	76	64	51
Share price Class B shares	100	82	73	64	53	43
Non Norwegian ownership Class A shares (%)	40.3	38.7	36.2	33.6	32.9	31.5
Non Norwegian ownership Class B shares (%)	30.7	28.6	27.6	23.0	24.1	20.7
Total number of shares (1,000)	82,284	82,284	82,284	82,984	82,984	82,984
Market capitalization (NOK mill.)	9,260	7,827	6,807	5,985	4,962	3,966

VIII

Note to the quarterly report

TRANSITION TO IFRS

Smedvig’s quarterly report is prepared in accordance with IFRS and related transition rules have been applied. Comparable numbers have been made for 2004.

The fact that IFRS rules were introduced quite recently means that clarifications from standard-setting bodies as well as the development of best practice may lead to further clarifications that could have an effect on the information provided. The IFRS rules are in addition subject to continuous review and approval by the EU.

The Company has identified the following differences that effect the accounts:

CHANGE IN THE INCOME STATEMENT

Share-based payment

The Company amortized the fair value of the granted option over the vesting period. The expense was calculated to NOK 14 million for the year 2004.

Income taxes

Smedvig has US dollar as functional currency for a significant part of its business, although the consolidated accounts are in Norwegian kroner. The impact of translating US dollar denominated debt into Norwegian kroner is adjusted for in shareholders’ equity. Income taxes related to such transactions have previously, under N GAAP, been adjusted for in shareholders’ equity as well. In accordance with IFRS, such taxes will be recognized in the income statement. For 2004, such taxes amounted to an income of NOK 129 million.

CHANGE IN THE BALANCE SHEET

Tangible fixed assets

The Company will continue to record tangible fixed assets at historical cost adjusted for accumulated depreciation. However, under IFRS the Company has introduced component depreciation, which implies that drilling units are divided into essential components. The applications of component depreciation will not have any significant effects on the Company’s accounts.

Dividends

Under IFRS, dividend will be recorded when it is approved by the General Meeting. Proposed but not approved dividend amounted to NOK 101 million and NOK 120 million at January 1, 2004 and December 31, 2004, respectively.

Financial instruments

The Company has applied fair value accounting for its financial instruments.

Pension

Smedvig has recognized the cumulative actuarial gains and losses for defined benefit plans at the date of transition. The pension liabilities have decreased by NOK 20 million as of January 1, 2004.

First year’s installment on long-term debt

Under IFRS, first year’s installment on long-term debt is classified as short-term liability.

SMEDVIG • 1 QUARTER 2005	IX

Income Statements

Unaudited accounts in NOK mill.	N GAAP 2004	Effect of transition	IFRS 2004	N GAAP 1Q04	Effect of transition	IFRS 1Q04	N GAAP 4Q04	Effect of transition	IFRS 4Q04
REVENUES
Revenues	3,081		3,081	667		667	864		864
Gains on sale of assets		15	15
Total revenues	3,081	15	3,096	667		667	864		864
OPERATING EXPENSES
Personnel expenses	(1,450)	(14)	(1,464)	(325)	(2)	(327)	(443)	(4)	(447)
Operating expenses	(865)		(865)	(189)		(189)	(243)		(243)
Depreciation	(352)		(352)	(92)		(92)	(87)		(87)
Reversal of write-down		209	209
Total operating expenses	(2,667)	195	(2,472)	(606)	(2)	(608)	(773)	(4)	(777)
Operating profit	414	210	624	61	(2)	59	91	(4)	87
Interest income	11		11	3		3	4		4
Interest expense	(129)		(129)	(26)		(26)	(42)		(42)
Other financial items	28		28	(21)		(21)	15		15
Net financial items	(90)		(90)	(44)		(44)	(23)		(23)
Income before other items	324	210	534	17	(2)	15	68	(4)	64
Other items
Reversal of write down	209	(209)
Gains on sale of assets	15	(15)
Total other items	224	(224)
Income before income taxes	548	(14)	534	17	(2)	15	68	(4)	64
Income taxes	(97)	129	32	(6)	25	19	(40)	119	79
Net income	451	115	566	11	23	34	28	115	143
Earnings per share	5.60		7.00	0.14		0.42	0.36		1.76
Diluted earnings per share	5.55		6.95	0.14		0.42	0.35		1.75

Segment information

Unaudited accounts in NOK mill.	N GAAP 2004	Effect of transition	IFRS 2004	N GAAP 1Q04	Effect of transition	IFRS 1Q04	N GAAP 4Q04	Effect of transition	IFRS 4Q04
MOBILE UNITS DIVISION
Revenues	1,168		1,168	243		243	302		302
Operating expenses	(874)	(7)	(881)	(202)	(1)	(203)	(246)	(2)	(248)
Depreciation	(205)		(205)	(52)		(52)	(53)		(53)
Reversal of write-down		209	209
Operating profit	89	202	291	(11)	(1)	(12)	3	(2)	1
TENDER RIGS DIVISION
Revenues	955		955	214		214	236		236
Gains on sale of assets		15	15
Total revenues	955	15	970	214		214	236		236
Operating expenses	(595)	(3)	(598)	(134)		(134)	(152)	(1)	(153)
Depreciation	(127)		(127)	(35)		(35)	(29)		(29)
Operating profit	233	12	245	45		45	55	(1)	54
WELL SERVICES DIVISION
Revenues	958		958	210		210	326		326
Operating expenses	(846)	(4)	(850)	(178)	(1)	(179)	(288)	(1)	(289)
Depreciation	(20)		(20)	(5)		(5)	(5)		5
Operating profit	92	(4)	88	27	(1)	26	33	(1)	32

X

Balance sheets

Unaudited accounts in NOK mill.	N GAAP 31.12.03	Effect of transition	IFRS 01.01.04	N GAAP 31.03.04	Effect of transition	IFRS 31.03.04	N GAAP 31.12.04	Effect of transition	IFRS 31.12.04
Long-term assets
Deferred taxes	26	(6)	20	32	(6)	26	170	(6)	164
Mobile units and tender rigs	5,377		5,377	5,445		5,445	6,081		6,081
Other tangible assets	133		133	324		324	128		128
Financial fixed assets	163		163	192	(31)	161	158		158
Total long-term assets	5,699	(6)	5,693	5,993	(37)	5,956	6,537	(6)	6,531
Current assets
Receivables	883		883	768		768	985		985
Cash and cash equivalents	993		993	630		630	746		746
Total current assets	1,876		1,876	1,398		1,398	1,731		1,731
Total assets	7,575	(6)	7,569	7,391	(37)	7,354	8,268	(6)	8,262
Shareholders’ equity
Paid-in capital	2,545		2,545	2,546		2,546	2,541		2,541
Retained earnings	517	115	632	619	115	734	624	134	758
Total shareholders’ equity	3,062	115	3,177	3,165	115	3,280	3,165	134	3,299
Liabilities
Provisions	172	(20)	152	200	(20)	180	211	(20)	191
Long-term interest bearing debt.	3,323	(21)	3,302	3,082	(43)	3,039	3,828	(11)	3,817
Current liabilities	1,018	(80)	938	944	(89)	855	1,064	(109)	955
Total liabilities	4,513	(121)	4,392	4,226	(152)	4,074	5,103	(140)	4,963
Total shareholders’ equity and liabilities	7,575	(6)	7,569	7,391	(37)	7,354	8,268	(6)	8,262

Statments of Cash flows

Unaudited accounts in NOK mill.	N GAAP 2004	Effect of transition	IFRS 2004	N GAAP 3M 2004	Effect of transition	IFRS 3M 2004
Cash Flows from operating activities
Net income	451	115	566	11	23	34
Adjustment to reconcile net income to net cash provided by operating activities
Reversal of write-down	(209)		(209)
Depreciation and expenses for periodic overhauls	435		435	108		108
Change in working capital	(90)	(115)	(205)	(27)	(23)	(50)
Net cash flow provided by operating activities	587		587	92		92
Net cash flow used in investing activities	(1,425)		(1,425)	(194)		(194)
Net cash flow provided by (used in) financing activities	608		608	(266)		(266)
Effect of exchange rate changes on cash and cash equivalents	(17)		(17)	5		5
Net decrease in cash and cash equivalents	(247)		(247)	(363)		(363)
Cash and cash equivalents - beginning of year	993		993	993		993
Cash and cash equivalents - end of period	746		746	630		630

Equity reconciliation

Unaudited accounts in NOK mill.	N GAAP 31.12.03	Effect of transition	IFRS 01.01.04	N GAAP 31.03.04	Effect of transition	IFRS 31.03.04	N GAAP 31.12.04	Effect of transition	IFRS 31.12.04
Equity - beginning of year - N GAAP	3,379		3,379	3,062		3,062	3,062		3,062
Net income (loss) for the period - N GAAP	(88)		(88)	11		11	451		451
Pension adjustment		14	14		14	14		14	14
Treasury shares	(30)		(30)	6		6	(69)		(69)
Proposed dividend	(101)	101	0		101	101	(120)	120
Other changes in minority interests	11		11			0
Foreign currency adjustments	(109)		(109)	86		86	(159)		(159)
Equity end of period	3,062	115	3,177	3,165	115	3,280	3,165	134	3,299

SMEDVIG • 1 QUARTER 2005	XI

SMEDVIG asa

Finnestadveien 28, P.O. Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME

SME - Repurchase of own shares

On April 22, 2005, Smedvig asa repurchased 100,000 Class A shares at a price of NOK 116.75 per share and 25,000 Class B shares at a price of NOK 96.21 per share. The Company’s holding of own shares after the transaction is 900,000 Class A shares and 1,578,500 Class B shares.

SME - Repurchase of own shares

On April 25, 2005, Smedvig asa repurchased 100,000 Class A shares at a price of NOK 121.00 per share and 100,000 Class B shares at a price of NOK 99.65 per share. The Company’s holding of own shares after the transaction is 1,000,000 Class A shares and 1,678,500 Class B shares.

NEWS RELEASE

Smedvig secures new contract for West Setia

STAVANGER, Norway, April 27, 2005 — Smedvig has been awarded a letter of intent by Shell in Brunei for the new self-erecting semi-tender rig West Setia. The production drilling assignment has a firm duration of six months, with option for another six months. The contract value is estimated to US$ 12.3 million. Commencement of operations is scheduled for August 2005, following delivery from the yard Keppel FELS.

West Setia is presently under construction, scheduled to be delivered in August 2005. The new semi-tender is based on a similar but improved design and specification as Smedvig’s West Alliance. West Setia is designed for both shallow and deepwater drilling operations in combination with dry well wellhead platforms.

Analyst Contact/Media Contact:

Hilde Waaler, Public Relations Manager + 47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

SME - Repurchase of own shares

On April 27, 2005, Smedvig asa repurchased 50,000 Class B shares at a price of NOK 96.50 per share. The Company’s holding of own shares after the transaction is 1,000,000 Class A shares and 1,728,500 Class B shares.

SME - Repurchase of own shares

On April 29, 2005, Smedvig asa repurchased 100,000 Class B shares at a price of NOK 89,95 per share. The Company’s holding of own shares after the transaction is 1,000,000 Class A shares and 1,828,500 Class B shares.